Exhibit (a)(4)

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June 6, 2007

TO:       UNIT HOLDERS OF CENTURY PROPERTIES GROWTH FUND XXII

SUBJECT:  OFFER TO PURCHASE UNITS AT HIGHER PRICE AND EXTENSION OF EXPIRATION
          DATE


Dear Unit Holder:

We are amending the Offer to Purchase and related Letters of Transmittal sent to you on May 3, 2007, (the "Offer"), which was made by the Purchasers identified in the Offer. The Purchasers are offering to purchase up to 20,000 Units of limited partnership interest (the "Units") in CENTURY PROPERTIES GROWTH FUND XXII (the "Partnership") at the increased Offer Price of:

                                  $150 per Unit
                                  -------------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in CENTURY PROPERTIES GROWTH FUND XXII without the usual transaction costs associated with market sales or partnership transfer fees. Reasons you may wish to sell your Units include:

     o GP REMAINS NEUTRAL. The General Partner has remained neutral in its recommendation regarding our Offer.

     o UNCERTAINTY OF PARTNERSHIP TERMINATION. Our offer provides you with the opportunity to receive a guaranteed amount of money in a specified time period. The general partner has given no indication when the partnership will be liquidating. The Partnership term extends through 2016!

     o NO FUTURE IRS FILING REQUIREMENTS. The tax year in which you sell your Units will be the final year for which you will be obligated to file a K-1 for the Partnership with your tax return. This may represent a reduction in costs associated with filing complicated tax returns. Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.

The Purchasers are extending the Expiration Date to July 15, 2007. You can view the amended Offer materials at www.mpfi.com (Click on MPF Tenders). If you already completed and sent a Letter of Transmittal to the Depositary, you need not send another, you will automatically receive the higher price. Please note that a Medallion Guarantee is no longer required.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on pink paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                  1640 School Street, Moraga, California 94556
                            Facsimile: (925) 631-9119


This Offer expires (unless extended) July 15, 2007.